KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-3046

Fax: 706-645-3921

www.knology.com

February 19, 2009

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 14, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 File No. 0-32647

Dear Mr. Spirgel:

We are responding to the comments contained in a letter dated January 22, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings of Knology, Inc. (“Knology” or the “Company”). The staff’s comments and our responses to these comments are set forth below and, as requested, are keyed to the sequential numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45

Valuation of Long-Lived and Intangible Assets and Goodwill, page 46

1.	We note your response to prior comment 1 and your proposed disclosures. Please provide the following additional disclosures:

•	Disclose the actual assumptions used to determine fair value under your discounted cash flow approach. For example, disclose the numerical values utilized in your valuation multiple, discount rate (WACC), revenue growth rates in projected cash flows, etc. You should provide a sensitivity analysis based on any reasonably likely changes in your valuation multiple, discount rate and revenue growth rates.

Mr. Larry Spirgel

February 19, 2009

•

Disclose what your geographic operating units are. For example, disclose whether the geographic operating units represent the cities, states, larger regions (such as Southeastern and Midwestern) OR the markets listed on page 11.

•	Please provide us with your proposed disclosures including those provided in your previous response to this comment.

In response to each of the points, we propose to include in future filings the following disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“In accordance with paragraph 30 of SFAS No. 142, we identified each separate geographic operating unit for goodwill impairment testing purposes. The geographic operating units shown on page 11 meet the paragraph 30 requirements to be reporting units as they are businesses (and legal entities) in which separate internal financial statements are prepared, including a balance sheet, statement of operations and a statement of cash flows. Also, management evaluates the business and measures operating performance on a geographic operating unit basis.

The geographic operating units shown on the table below include goodwill on their balance sheets. Goodwill is subject to periodic impairment assessment by applying a fair value test based upon a two-step method. The first step of the process compares the fair value of the reporting unit with the carrying value of the reporting unit, including any goodwill. The Company utilizes a discounted cash flow valuation methodology to determine the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying amount of the reporting unit, goodwill is deemed not to be impaired in which case the second step in the process is unnecessary. If the carrying amount exceeds fair value, the Company performs the second step to measure the amount of impairment loss. Any impairment loss is measured by comparing the implied fair value of goodwill, calculated per SFAS No. 142, with the carrying amount of goodwill at the reporting unit, with the excess of the carrying amount over the fair value recognized as an impairment loss. The Company has adopted January 1 as the calculation date and has evaluated these assets as of January 1, 2009, and no impairment was identified. Therefore, the second step in the process is not required.

Our discounted cash flow calculation is based on a five year projection, with a terminal value applied to the cash flow of the fifth year. We believe the discounted cash flow methodology utilizing a terminal value is the most meaningful valuation method because businesses like Knology in the cable industry sector are generally valued based on a multiple of cash flow. The discount rate of 12% is based on our weighted average cost of capital. Our cash flow projections include a revenue growth factor of 5% year over year and a terminal multiple factor 7.5 applied to the fifth year cash flow projection based on recently closed merger and acquisition transactions in our industry.

We could record impairment charges in the future if there are long-term changes in market conditions, changes in expected future operating results or changes in federal or state regulations that prevent us from recovering the carrying value of goodwill. The following table illustrates the hypothetical impairment charge related to changes in our discounted cash flows (i.e., Fair Value) from any combination of adjustments to key assumptions at our last annual impairment test date.

Mr. Larry Spirgel

February 19, 2009

	Percent Hypothetical Reduction in Fair Value and Related Impairment Charge
(in millions)	10%	15%	20%
Columbus	$—	$—	$—
Montgomery	—	—	—
Panama City	—	—	—
West Point	—	—	—
Rapid City	—	—	—
Sioux Falls	—	—	—
Dothan	—	(3)	(7)

	$—	$(3)	$(7)

2. Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-12

2.	We have reviewed your response to prior comment 3 and we continue to believe that you are required to assign value to the cable franchise agreements you acquired in 2007 and 2008. A cable franchise agreement should be recognized as an intangible asset apart from goodwill in accordance with paragraphs 39 and A14 (d) (5) of SFAS 141. We note that you did not assign any value because “franchises are not exclusive and municipalities are required to grant franchises to any person or entity that can demonstrate that it is a viable business.” We believe these factors should be considered in valuing these agreements and determining their useful lives. Similarly, you state that “no value was allocated to the cable franchises obtained because these franchises are deemed to have indefinite lives.” This factor may indicate that the franchise agreements have indefinite lives, as discussed in the last section of paragraph 11 of SFAS 142. Refer to EITF D-108 for other guidance in valuing cable franchise agreements. Accordingly, please provide us an analysis of (i) the fair value of the cable franchise agreements that you have acquired in 2007 and 2008, (ii) the estimated useful life (lives) of these cable franchise agreements, and (iii) the amount of amortization that would have been recorded in 2007, 2008, and 2009. If you continue to believe your accounting is appropriate, please fully explain to use the basis for your conclusion and provide us the related valuations that you have performed. As part of your response (whether or not you agree with our determination), please identify for us each of the areas underlying the cable franchise agreements that were acquired in 2007 and 2008. For each of these areas, identify any competing franchises that were issued. In addition, tell us the approximate market share for each franchise in each area.

According to FASB Statement 141, an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights. It further goes on to provide examples of assets that meet the criteria for recognition apart from goodwill in paragraph A14, which specifically includes franchise agreements. Paragraph 37(e) of Statement 141 requires intangible assets that meet the recognition criteria to be recorded at fair value. Further EITF Topic D-108 states that the SEC Staff believes registrants should use a direct value method of determining the value of intangible assets acquired in a business combination.

Mr. Larry Spirgel

February 19, 2009

We engaged a qualified appraiser to advise us in allocating the purchase price of both our PrairieWave and Graceba acquisitions to assets, liabilities and goodwill. They have told us there are relatively low regulatory barriers to entry and they do not allocate values to franchise rights in situations where the markets are highly competitive, including the markets outlined in the tables below.

Prior to the 1992 Telecom Act, franchise agreements were granted on an exclusive basis and therefore had greater value than today. These franchise rights merely provide the right to operate in a particular market and compete against anyone else who provides video service, now and in the future. The franchise license also determines the fees that a video provider pays the municipality.

Since the passage of the 1992 Telecom Act, communities are required to provide franchises to fiscally healthy providers. It is fairly inexpensive to obtain a franchise (we have obtained ours for less than $25,000 each) and there is no market for re-selling franchise rights. Further, there is a movement to state-wide franchises, which would make the process easier and even less expensive. Satellite providers are not required to have a franchise.

Based on the above, Knology determined there is not a material value for the franchise agreements. We are a second (and sometimes third) cable competitor in most of the operating areas we acquired in 2007 and 2008. In addition, we face competition from satellite video providers, and now there is a growing trend to watching video streams over the Internet, as well as telephone companies offering video services.

[CONFIDENTIAL TREATMENT REQUESTED BY KNOLOGY, INC.]

If the staff requires further explanation, Knology’s management would like to discuss the matter with the staff.

Investments, page F-15

3.	We refer to your response to prior comment 4. We note your statement that your investment in PWCA consists of 50% of the fair market value of the land contributed by PrairieWave to PWCA. However, we note that your investment in PWCA consists of 50% ownership interest in the fair market value of the net assets held by PWCA. It is unclear from your response if PWCA holds any net assets (such as the building) other than the land contributed by PrairieWave to PWCA. If PWCA also holds the building or any other net assets, it would appear that the fair value of your interest in PWCA should be 50% of the fair market value of the entire PWCA entity. Please advise.

Our investment in PWCA consists of 50% of the fair value of the entire entity. The PWCA assets consist of the land, landscaping improvements, sidewalks, a parking lot, and an atrium which connects the two buildings. The buildings are owned separately by Knology and Carlson (not a related party) and are not part of the PWCA. PWCA’s assets (including the landscaping

Mr. Larry Spirgel

February 19, 2009

improvements, sidewalks, etc. in addition to the land) were appraised at $2,760,000 upon Knology’s acquisition of PrairieWave, with PrairieWave’s 50% value estimated at $1,380,000 fair market value. PrairieWave’s book value of its initial contribution to PWCA was $1,207,000. Knology retained that value on its books because it approximated fair market value of its share of PWCA.

4.	We reissue prior comment 5. Please provide us a more detailed analysis of FIN 46(R) in regards to PWCA. Tell us how you evaluated whether PWCA is a variable interest entity that is subject to consolidation. If PWCA is considered to be a variable interest entity, tell us how you determined the primary beneficiary. Specifically refer to the appropriate paragraphs of FIN 46(R) in your response.

PWCA was evaluated by Knology at the acquisition date and determined that it did not meet the scope exception in paragraph 4 of FIN 46(R). Further, it was determined that PWCA is not a Variable Interest Entity under paragraph 5 as an entity must have one or more of the following characteristics to be considered a VIE:

a.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

The equity at risk in PWCA supports almost 100% of the assets of the entity. There is no debt associated with PWCA though there sometimes are a small amount of receivables with the equity holders and/or payables for external vendors at any point in time. The total revenues and expenses for PWCA are approximately $30,000 annually. There is sufficient equity available to finance the entity’s activities.

b.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

i.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights

ii.	The obligation to absorb the expected losses of the entity

iii.	The right to receive the expected residual returns of the entity.

Knology and Carlson share equally in the voting rights of PWCA and make all decisions related to the operations and activities of PWCA. The two equity holders share equally in the obligation to absorb losses and receive residual returns of the entity.

c.	The equity investors have voting rights that are not proportionate to their economic interest, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The voting rights of Knology and Carlson are shared equally exactly like the decision making, obligation to absorb losses and receive residual returns of the entity.

Mr. Larry Spirgel

February 19, 2009

Because Knology determined that PWCA is not a VIE, it accounted for its investment under the equity method. We also determined that there were no related parties or de facto agents in connection with this joint venture as there are no restrictions on sale of the joint venture interests or management contracts under which the joint venture operates.

Revenue Recognition, page F-16

5.	We note your response to prior comment 6. It is unclear to us why you are expensing your direct selling costs pursuant to paragraph 6 b. of SFAS 51. In this regard, we note that you should only expense such costs during the prematurity period. If you are no longer in the prematurity period, it appears that you should comply with paragraphs 11 and 12 of SFAS 51. Please advise. Also, please revise your proposed disclosures to state that “direct selling costs, or commissions, have exceeded installation revenues in all reported periods and such excess is accounted for…”

As Knology is not in a prematurity period, we apply paragraphs 11 and 12 of SFAS 51 to determine the proper accounting for direct selling costs. In accordance with these paragraphs, direct selling costs, or subscriber related costs, as referenced in paragraph 11 and paragraph 6b, are expensed as period costs. None of these costs are installation costs as defined in paragraph 12. If the staff requires further explanation, Knology’s management would like to discuss the matter with the staff.

* * * *

We appreciate the staff’s consideration of our responses and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact me at 706-645-3046.

Sincerely,

/s/ Bruce D. Herman
Bruce D. Herman
Chief Financial Officer

cc:	Knology, Inc.
Rodger L. Johnson
M. Todd Holt
Chad S. Wachter
Casey Calloway

BDO Seidman, LLP
Jay B. Goldman
Scott Yancey

Securities and Exchange Commission
Kyle Moffatt